

Mail Stop 4561

August 30, 2016

Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

> **Re: Unisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 8-K furnished on July 26, 2016**
> **File No. 001-08729**

Dear Ms. Haugen:

We have reviewed your August 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4. Goodwill, page 26

1. We note your response to prior comment 2 and it remains unclear to us why you are relying solely on the market approach. In this regard we note that ASC 820-10-35-24B indicates that in some cases "multiple valuation techniques will be appropriate (for example, that might be the case <u>when valuing a reporting unit</u>)." Please explain to us, in greater detail, how you concluded that it was appropriate to determine the fair value of the reporting units solely based on the market approach. As part of your response, please tell us whether you have forecasts for each of the reporting units and if such forecasts exist why you did not perform a discounted cash flow analysis.

2.   Please tell us more about the multiples used in your market approach. Tell us which
        multiples were used, the range of multiples and the factors considered when choosing the
        multiples used.

3.   Please provide us with a reconciliation of the fair values of the reporting units to your
        market capitalization as of your annual impairment test in the fourth quarter of 2015 and
        2014.

Form 8-K furnished on July 26, 2016

4.   We note the proposed disclosures provided in response to prior comment 5.   In your
        proposed reconciliation you adjust for certain items to arrive at EBITDA that are not
        included in the definition of EBITDA. In this regard, Exchange Act Release No. 34-
        47226 defines EBITDA as earnings before interest, taxes, depreciation and amortization
        and does not include adjustments for other income/expense or non-cash share based
        payments. Please revise your proposed disclosures accordingly.

        You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine
Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments
on the financial statements and related matters. Please contact me at (202) 551-3499 with any
other questions.

                                                Sincerely,

                                                /s/ Craig D. Wilson *for*

                                                Kathleen Collins
                                                Accounting Branch Chief
                                                Office of Information Technologies
                                                and Services